Exhibit 99.1

NIU Offers a New E-bicycle in China Market

Beijing, Apr 22, 2020 - NIU Technologies (“NIU”, or “the company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, announced that the company will host an online product launch on May 8th 2020 to release MQi2, a brand new e-bicycle model under MQi series in China.

The MQi2 is NIU’s flagship product under the new national standard of electric bicycle in China.  It expands NIU’s product portfolio into China’s e-bicycle market while also satisfying the urban commuters’ needs by allowing them to travel safely and conveniently.  The MQi2 inherits the design language of MQi series of being classic and fashionable.  It is also equipped with our most advanced technologies - the 4th generation of NIU EnergyTM technology and V35 Cloud-ECU.  Additionally, technologies usually seen on cars are integrated into MQi2, such as central shock absorber, light guide, keyless ignition, three different driving modes, cruise control, and braking energy recovery.  For more details, please visit the product website at www.niu.com/product/mqi2.

Simultaneously with new product launch, the NIU app will be upgraded to 4.0 version, which is optimized for better interactive experience, higher accuracy of GPS positioning and anti-theft security.  The revolutionary “GO” function can turn user’s mobile device into a vehicle dashboard for real-time navigation.  There are also other innovative features such as remote control.

“According to research, 60% of urban travels are within eight kilometers and many of these trips are being taken individually.  Therefore, e-bicycle is an excellent choice for urban travel, especially as more and more people prefer traveling without taking public transportation nowadays.  Our new product MQi2 will extend our product offering and give consumers more choices” commented Dr. Yan Li, CEO of NIU Technologies.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles.  NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com